                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  Audible, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   05069A 10 4
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                                 (CUSIP Number)

                            Robert M. Friedman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 23, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

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CUSIP NO.05069A 10 4                                         PAGE 2 OF  10 PAGES
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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           APAX MANAGERS, INC.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
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                                    7    SOLE VOTING POWER          5,897,334

                                   ---------------------------------------------
                                    8    SHARED VOTING POWER        0
        Number of Shares
     Beneficially Owned by         ---------------------------------------------
         Each Reporting             9    SOLE DISPOSITIVE POWER     5,897,334
          Person with
                                   ---------------------------------------------
                                   10    SHARED DISPOSITIVE POWER   0

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                5,897,334

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                   27.41%

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   14      TYPE OF REPORTING PERSON*
                                                                    CO

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                      *See instructions before filling out!

                     Page 2 of 7 sequentially numbered pages

         This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of August
1, 2003, filed by Apax Managers, Inc. (the "Schedule 13D") and Amendment No. 1
to the Schedule 13D relating to an event date of February 6, 2004, filed by Apax
Managers, Inc. ("Amendment No. 1").

         This Amendment No. 2 to the Schedule 13D is filed by the Filing Person in accordance with the Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of Amendment No. 1.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read in its entirety as follows:

         Based upon the information provided by the Company in its prospectus dated November 17, 2004, the total number of shares of Common Stock outstanding was 21,511,952 as of November 15, 2004.

         (a) As of the date hereof, the Filing Person may be deemed to beneficially own an aggregate of 5,897,334 shares of Common Stock, representing in the aggregate approximately 27.41% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, including 333,332 shares issuable upon exercise of warrants.

         Neither the Filing Person nor, to the knowledge of the Filing Person,
(w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds
and (y) the persons listed on Schedule A hereto beneficially owns any shares of
Common Stock other than as set forth herein.

         (b) The Filing Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of all 5,897,334 shares of Common Stock deemed beneficially owned by it.

         (c) Except as described in Item 6 below, no transactions in the securities of the Company were effected by the Filing Person, or, to its knowledge, any of (w) the Excelsior VI Funds, (x) the General Partner of the
Excelsior VI Funds and (y) the persons listed on Schedule A hereto, during the past sixty days.

         (d) Except for the Excelsior VI Funds that may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company, no other person is known by the
Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by the Filing Person.

         (e) Not applicable.

                     Page 3 of 7 sequentially numbered pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

         On November 17, 2004, in connection with the public offering of shares of Common Stock by the Excelsior VI Funds and certain other persons, Excelsior
VI Funds entered into an Underwriting Agreement (the "Underwriting Agreement")
with Citigroup Global Markets Inc. and several other underwriters, as representatives of the several underwriters named therein, the Company, and certain other persons referred to as the Selling Stockholders therein. Pursuant to the Underwriting Agreement (1) Apax Excelsior VI, L.P. sold 2,392,600 shares of Common Stock, (2) Apax Excelsior VI-A, C.V. sold 195,440 shares of Common
Stock, (3) Apax Excelsior VI-B, C.V. sold 130,200 shares of Common Stock, and
(4) Patricof Private Investment Club III, L.P. sold 81,760 shares of Common
Stock. The transactions contemplated by the Underwriting Agreement were consummated on November 23, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Underwriting Agreement dated as of November 17, 2004, by and among Citigroup Global Markets, Inc. and several other
               underwriters as representatives of the several underwriters named therein, the Company, Excelsior VI Funds and the other persons named therein.

                     Page 4 of 7 sequentially numbered pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 23, 2004                     APAX MANAGERS, INC.

                                             By: /s/ George M. Jenkins
                                                 -------------------------------
                                                 George M. Jenkins
                                                 Vice President

                     Page 5 of 7 sequentially numbered pages

                                  EXHIBIT INDEX

1.   Underwriting Agreement dated as of November 17, 2004, by and among
     Citigroup Global Markets, Inc. and several other underwriters as representatives of the several underwriters named therein, the Company,
     Excelsior VI Funds and the other persons named therein.

                     Page 6 of 7 sequentially numbered pages

                                   SCHEDULE A

         The name, title and present principal occupation of each director and executive officer of Apax Managers, Inc. (the "Apax Managers") are set forth below.

         The principal business address of each director and executive officer of Apax Managers is c/o Apax Partners, Inc. ("Apax Partners"), 445 Park Avenue,
11th Floor, New York, New York 10022

         Each director and executive officer of Apax Managers is a citizen of the United States.

            NAME                        TITLE                             PRINCIPAL OCCUPATION
            ----                        -----                             --------------------

Gregory M. Case               Director and Vice President           Vice President and Managing Director
                                                                    of Apax Partners, Inc.

George M. Jenkins             Director and Vice President           Vice President and Managing Director
                                                                    of Apax Partners, Inc.

David Landau                  Director and Vice President           Vice President and Managing Director
                                                                    of Apax Partners, Inc.

Lori Rafield                  Director and Vice President           Vice President and Managing Director
                                                                    of Apax Partners, Inc.

Salem D. Shuchman             Director and Vice President           Vice President and Managing Director
                                                                    of Apax Partners, Inc.

Paul Vais                     Director and Vice President           Vice President and Managing Director
                                                                    of Apax Partners, Inc.

                     Page 7 of 7 sequentially numbered pages